November 30, 2009

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **Hartford Financial Services Group, Inc.**
        Form 10-Q for the Fiscal Quarter Ended September 30, 2009
        File No. 001-13958

Dear Mr. McGee:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements
5. Investments and derivative Instruments
Schedule Unrealized Loss Aging, page 31

1. Please revise herein and the disclosure on page 132 to discuss why you did not
    consider debt securities that are depressed 20 – 50% for nine months or more to
    be other-than-temporarily impaired as of September 30, 2009.

2. Please revise to discuss the reasons why $472 million of $1,546 million of total
    other-than-temporary impairment losses that was recognized in other

comprehensive income was not recorded in earnings. Include a discussion of the methodology and significant inputs used to calculate the amount recognized in other comprehensive income. Refer to paragraphs 38 – 42 of FSP FAS 115-2 and FAS 124-2 (FASB ASC 320-10-50) for guidance on the required disclosure.

3. Please revise to explain and quantify the differences between "OTTI losses transferred to other comprehensive income" in your statement of operations and the corresponding amounts in your statement of comprehensive income (loss) for each period presented.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant